Exhibit 99.1

AEGON secures EUR 3 billion of core capital from Dutch State and announces preliminary third quarter results

•	AEGON committed to maintain capital position well above AA rating requirements

•	Capital provided via Vereniging AEGON[1], the company’s largest shareholder

•	Ongoing acceleration of risk reduction and capital release from businesses

•	AEGON to forego final dividend for 2008

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AEGON expects to report Q3 underlying earnings before tax of approximately EUR 500 million, a net loss of approximately EUR 350 million and shareholders’ equity of approximately EUR 9.4 billion at the end of the quarter

•	AEGON’s liquidity position remains strong

AEGON has secured EUR 3 billion of additional core capital from the Dutch State via its largest shareholder, Vereniging AEGON. AEGON will issue 750 million non-voting securities at EUR 4 per security to Vereniging AEGON. In turn, Vereniging AEGON will be funded on back-to-back terms and conditions by the Dutch State. AEGON expects the transaction to close before the end of November 2008.

AEGON believes that, given today’s market levels and the ongoing uncertainty regarding the financial and economic environment, it is prudent at this time to reinforce its capital buffer to a level substantially in excess of its AA rating requirements. This additional core capital complements AEGON’s previously announced acceleration of its risk reduction and capital release strategy. The structure provides AEGON with security in the event that markets deteriorate significantly and flexibility to avoid excessive overcapitalization in the event that markets stabilize. These actions, combined with the decision to forego the final dividend for 2008 will enable AEGON to enter 2009 with a significantly enhanced buffer. AEGON’s ability to repurchase securities minimizes potential future dilution of common shareholders. AEGON’s overall ownership structure is not changing.

AEGON’s move follows an announcement on October 9 by the Dutch government that it would make EUR 20 billion of capital available to companies in the financial sector that are fundamentally sound and viable.

Alex Wynaendts, CEO of AEGON, stated: “We welcome this additional capital buffer that the Dutch State has provided via Vereniging AEGON in this time of uncertainty and unprecedented economic turmoil. Together with the steps we are taking to release capital and further reduce risk from our businesses, this allows us to enter 2009 with a significantly reinforced capital position and to focus on executing our strategy. There should be no doubt whatsoever about AEGON’s ability to fulfill its long-term obligations. Safeguarding the trust and confidence of our shareholders, customers and employees remains our main priority.”

[1]	Known in English as ‘Association AEGON’

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+31 (0)70 344 8344	www.aegon.com
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+31 (0)70 344 8305

Preliminary third quarter results

AEGON will announce its results for the third quarter of 2008 as planned on Thursday 6 November. These are expected to include the following:

•	Underlying earnings before tax of approximately EUR 500 million, mainly affected by lower equity markets and unfavorable mortality experience.

•	Net loss for the quarter of approximately EUR 350 million.

•	Underperformance of fair value items to total approximately EUR 400 million pre-tax.

•	Total impairment charges of approximately EUR 400 million pre-tax.

•	Shareholders’ equity including revaluation reserve of approximately EUR 9.4 billion at the end of third quarter.

•	Shareholders’ equity, excluding revaluation reserve, will account for approximately 71% of capital base – above target.

•	Decline in revaluation reserve estimated at EUR 2.5 billion, driven by widening in credit spreads.

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Excess capital in operating units of approximately EUR 300 million above S&P AA rating requirements. AEGON has a capital surplus of EUR 5 billion, equivalent to a solvency ratio of 160%, under the European Insurance Group Directive.

Dividend

AEGON will forego a final dividend for 2008. Consequently, the dividend for this year will total EUR 0.30 a share – an amount already paid out to shareholders as an interim dividend earlier in September.

BACKGROUND INFORMATION TO THE ADDITIONAL CORE CAPITAL

Financial details

AEGON will issue 750 million non-voting securities to Vereniging AEGON at a price of EUR 4 per security. These securities will be funded on back-to-back terms and conditions by the Dutch State. The new securities will rank equal to common shares (pari passu), but will carry no voting rights. This structure is designed to avoid dilution of existing common shareholders.

Before October 10, 2009 AEGON has the right to repurchase 250 million of the securities at a price between EUR 4 and EUR 4.52 per security, depending on AEGON’s share price and the date of the repurchase, and after that date at EUR 6 per security. AEGON may at any time repurchase the remaining 500 million securities at EUR 6 per security (equivalent to 150% of the original issue price). Alternatively, after three years, AEGON may choose to convert these securities into common shares on a one-for-one basis. In this situation, the Dutch State may opt for repayment either in cash (at the original issue price of EUR 4) or in shares.

AEGON retains full discretion over its policy regarding dividends paid on common shares. The coupon on the non-voting securities will be paid only if a dividend is also paid to holders of common shares.

As the holder of the non-voting securities, Vereniging AEGON will receive either an annual coupon of EUR 0.34 per security or, if higher, an amount linked to the value of the dividend paid on AEGON common shares. This amount has been fixed at 110% for 2009, rising to 120% for 2010 and 125% for 2011 and beyond. The coupon is not tax deductible. Vereniging AEGON will use income from the non-voting securities to service the loan from the Dutch State.

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Governance

As part of the transaction, the Dutch state will nominate two representatives to AEGON’s Supervisory Board. These representatives will be members of AEGON’s Audit, Compensation and Nominating Committees. Shareholders will be asked to approve the appointments at AEGON’s next General Meeting of Shareholders. Pending approval, the State representatives will attend meetings as observers. Approval from the State representatives will be required for certain decisions, including share repurchases, changes to AEGON’s executive remuneration policy and any acquisitions or divestments with a value of one quarter or more of AEGON’s issued capital and reserves.

Remuneration

AEGON’s Supervisory Board will review the remuneration policy for the Executive Board and senior management to ensure that it is fully aligned with new international standards. All members of AEGON’s Executive Board forego all variable income, either in cash, options or shares, relating to the performance in 2008 and limit exit-arrangements to a maximum of one year’s fixed salary.

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About AEGON and Vereniging AEGON

AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 31,500 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia. Total revenue generating assets amounted to EUR 344 billion at June 30, 2008.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Vereniging AEGON

Vereniging AEGON is AEGON N.V.’s largest shareholder and represents approximately 34% of the company’s existing voting rights. Under normal circumstances the Vereniging exercises 24% of AEGON’s existing voting rights. Vereniging AEGON’s sole purpose is to safeguard the long-term interests of all AEGON stakeholders – its customers, employees, shareholders and business partners.

For further information about Vereniging AEGON, please refer to www.verenigingaegon.nl

Group Corporate Communications & Investor Relations

Media relations

Phone: + 31 (0)70 – 344 8956

E-mail: gcc-ir@aegon.com

Media conference call

9:30 am CET

Audiowebcast on www.aegon.com

Investor relations

Phone: + 31 (0)70 – 344 8305 or +1 877 548 9668 – toll free USA only

E-mail: ir@aegon.com

Analyst & investor conference call

10:30 am CET

Audio webcast on www.aegon.com

Call-in numbers:

USA UK NL Replay	+1 480 629 1990 +44 207 153 2027 +31 45 631 6908 + 44 207 190 5901 access code 141092# or on www.aegon.com.

Website www.aegon.com

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Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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